April 13, 2011

Mr. David R. Humphrey
Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

RE:         BorgWarner Inc. (the “Company”)
Form 10-K for the Fiscal Year Ended December 31, 2010
Filed February 10, 2011
File Number 001-12162

Dear Mr. Humphrey:

We have prepared the following response to address the comments contained in your letter dated March 30, 2011 regarding the above referenced 10-K filing.  As requested in your letter, we have prepared, where appropriate, proposed expanded disclosures for future filings and, in other instances, provided supplemental information to help you better understand our disclosures.  For your convenience, we have incorporated sections of your letter preceding our responses.

Form 10-K for the Fiscal Year Ended December 31, 2010

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 24.

SEC Comment #1:
It appears that the proposed disclosures in your response to our prior comment 1 should be revised to include, through tabular or narrative format, the dollar amounts for each significant component within cost of sales.  Also, such disclosure should include a discussion explaining the larger period-to-period changes of such amounts.  If you disagree, please provide us with a detailed explanation of the reasons that you believe such information is not relevant or useful to your investors.  In addition, such disclosure should discuss the dollar amount by which such components impacted each of your reportable segments.

Company Response to SEC Comment #1:
The Company has reviewed the Management’s Discussion and Analysis of Financial Condition and Results of Operations (MD&A) disclosure requirements within Regulation S-K 303(a)(3) defined below:

(i)
Describe any unusual or infrequent events or transactions or any significant economic changes that materially affected the amount of reported income from continuing operations and, in each case, indicate the extent to which income was so affected.  In addition, describe any other significant components of revenues or expenses that, in the registrants’ judgment, should be described in order to understand the registrant’s results of operations.

(ii)
Describe any known trends or uncertainties that have had or that the registrant reasonably expects will have a material favorable or unfavorable impact on net sales or revenues or income from continuing operations.  If the registrant knows of events that will cause a material change in the relationship between costs and revenues (such as known future increases in costs of labor or materials or price increases or inventory adjustments), the change in the relationship shall be disclosed.

(iii)
To the extent that the financial statements disclose material increases in net sales or revenues, provide a narrative discussion of the extent to which such increases are attributable to increases in prices or to increases in the volume or amount of goods or services being sold or to the introduction of new products or services.

Based on the Company’s review of this guidance, in our judgment, the Company’s existing disclosures along with the proposed enhancements identified within the Company’s response dated March 18, 2011 comply with the regulation and provide the necessary relevant or useful information to our investors regarding the Company’s results of operations.  When reviewing the guidance, the Company considered the following:

•
Item 303 (a)(3)(i) - Period-to-period fluctuations within the results of operations are primarily driven by changes in sales volume, which is discussed throughout the Form 10-K.  In instances where significant period-to-period fluctuations are not driven by sales volume and are related to non-recurring or non-comparable events or transactions, the Company includes separate disclosures of these items, which includes both the whole dollar impact on net earnings as well as the impact these events have on the Company’s earnings per share (pg. 25 and pg. 26).

In addition to the disclosure of non-recurring or non-comparable items, the Company provides a narrative discussion of the Results of Operations, which includes significant items impacting each Operating Segment’s Adjusted EBIT (pg. 28) as well as significant items impacting the Company’s consolidated gross profit (pg. 29).  Further, the Company has identified proposed enhancements to these narratives in the Company’s response dated March 18, 2011, which provides a more specific discussion of the fluctuations in the Company’s consolidated cost of sales balance.

In order to enhance the discussion of the significant components of revenues or expenses, in future filings the Company will update our Critical and Significant Accounting policies to include a narrative of the components of the cost of sales as described within the Company’s response dated March 18, 2011.

•
Item 303 (a)(3)(ii) – Other than the dramatic decline in net sales and operating income as a result of the global financial market and economic crisis in the second half of 2008 and full year 2009, as well as the economic recovery in 2010, the Company does not believe there are any known trends that have had or that the Company reasonably expects will have a material favorable or unfavorable impact on net sales, revenues or income from continuing operations in any of the periods presented in our 2010 Form 10-K.  The impact of the global financial market and economic crisis is disclosed in the major factors impacting the Company’s net earnings in MD&A (pg. 25).

•
Additionally, in Item 1A: Risk Factors (pp. 13 – 18), the Company discusses 25 key risks and uncertainties that have the potential to materially impact the Company’s future financial performance, financial condition, operating results and cash flows if they occur.  We believe the risks identified provide the readers a thorough understanding of the material risks associated with our business.

•
Item 303 (a)(3)(iii) – Period-to-period fluctuations in net sales or revenues are primarily driven by worldwide light vehicle production volumes.  The Company quantifies the change in our sales and compares it to worldwide light vehicle production on pg. 26 and pg. 27. In instances where significant period-to-period fluctuations are not driven by sales volume, the Company includes separate disclosures of these items within our MD&A.    The Company has not significantly changed our pricing policy to customers.

Proposed Improvements

Based on your comments, the Company will include a cost of sales discussion in future filings within the Results from Operations section of MD&A under the heading Other Factors Affecting Results of Operations (pg.29) in the following format (using for this purpose 2010 fiscal year results);

Cost of sales as a percent of net sales improved to 80.7% in 2010 from 85.8% in 2009 and 84.1% in 2008.  The Company’s material cost of sales was approximately 50% of net sales consistent throughout the periods presented.  The Company’s cost to convert raw material to finished product (conversion cost) improved to approximately 30% as a percent of net sales versus approximately 35% in 2009 and 34% in 2008.  This improvement was primarily due to the Company’s ability to leverage manufacturing costs as sales volumes improved during the time period.

In addition, as previously communicated, the Company will enhance the discussion related to the major components of cost of sales in the Critical Accounting Policies in MD&A (pp. 38 – 44) and in the Summary of Significant Accounting Policies footnote (pp. 58 – 66) and provide additional discussion on the period over period changes related to cost of sales components in MD&A.

In future filings, the Company will include the following description of the components of cost of sales in Critical and Significant Accounting Policies in the following manner:

Cost of Sales   Components of cost sales include materials and conversion costs (labor and manufacturing overhead).  Manufacturing overhead components are indirect materials, factory operating costs, and other such costs associated with manufacturing products for sale.

The Company will also include a cost of sales discussion in future filings in the Results from Operations section of MD&A in the summary of major factors impacting the Company’s net earnings (pg. 25) in the following format (using for this purpose 2010 fiscal year results):

•
The cost of sales increase compared to 2009 was primarily impacted by higher sales volume previously discussed and the acquisition of Dytech ENSA, SL. Cost of sales are comprised of material costs and conversion costs such as labor and manufacturing overhead.

Critical Accounting Estimates, page 41.

SEC Comment #2:
You indicate that some, but not all, of your products provide a warranty.  In this regard, please tell us how your warranty provision compares to the net sales of products that provide a warranty, for each of the periods presented.  In addition, provide us with a chart that details your historical warranty trends.  Alternatively, you may provide us with your warranty provision analysis.  Also, as noted in our prior comment 2, if the decrease in your warranty provision as a percentage of net sales resulted from changes in historical trends, it appears you should expand your disclosure, in future filings, to comply with Item 303(a)(3)(ii).

Company Response to SEC Comment #2:
As previously communicated, the Company provides warranties on some, but not all, of its products and records a warranty provision for those products based on estimated warranty expenses at the time the warranted products are sold.  Each of the Company’s 57 manufacturing, assembly and technical locations is responsible for managing the warranty provision for the parts they produce and sell.  The location’s management team is responsible for conducting analysis of warranty claims and taking the necessary actions to improve product quality to minimize future claims.  Each location’s warranty provision is reviewed quarterly with its respective Business Unit and Operating Segment management teams and in addition is reviewed as part of the Company’s internal control process.  The Company’s decentralized warranty process, in conjunction with the vast number of unique part numbers produced and sold, make an analysis of the warranty provision between products that are warranted and those that are not warranted economically unfeasible on a consolidated level.

When excluding the impact of warranty related non-recurring or non-comparable items identified in our disclosure in 2008 ($23.5 million) and 2007 ($14.0 million), the Company’s warranty provision as a percent of net sales was 0.7% in 2005, 0.8% in 2006, 0.9% in 2007, 0.8% in 2008, 1.2% in 2009, and 0.7% in 2010. The Company’s 2010 warranty provision of approximately $39.3 million is consistent with historical trends.

The 2009 warranty provision of $46.0 million was slightly higher due to several individually immaterial warranty items.  When expressed as a percent of net sales, the 2009 warranty provision is higher than the comparable periods primarily due to the Company’s lower sales volume during that period. Specifically, the Company’s net sales decreased approximately 25% from 2008 to 2009 and increased approximately 43% from 2009 to 2010.

In addition to our disclosure of the major factors impacting the Company’s net earnings, in future filings we will include any non-recurring or non-comparable warranty related charges in the Product Warranty section of the MD&A to provide clarity to the investor.

Note 2. Research and Development Costs, Page 66.

SEC Comment #3:
Please revise future filings to include a discussion similar to the one provided in your response to our prior comment 3.

Company Response to SEC Comment #3:
We will revise our future filings to include an expanded R&D disclosure similar to the one provided below:

The Company invests in research and development (“R&D”) to conceive, design, develop and manufacture new proprietary automotive components and systems.  We do not provide research and development to third parties.  In some instances our original equipment manufacturer (“OEM”) customers are willing to pay for certain R&D expenditures.  The R&D services are covered by agreements that are not standard in nature and such agreements are documented with the customer by means of purchase orders, master supply agreements or contracts.  These agreements will state the necessary scope of services, performance obligations, and contractual information in order to perform the service or deliver the prototype.  The Company’s R&D reimbursements can be broken down between two primary sources, prototypes and engineering services, which make up approximately 70% and 30% of the total customer reimbursements, respectively.  Any OEM customer reimbursements are netted against gross R&D expenditures as they are considered a recovery of cost.  The Company records customer reimbursements for prototypes based on the customer contracts, typically either when the prototype is shipped or when it is accepted by the customer.  The Company records customer reimbursements for engineering services as performance obligations are satisfied in accordance with the contract and acceptance by the customer.  Financial risks and rewards transfer upon shipment, acceptance of a prototype component by the customer or upon completion of the performance obligation as stated in the respective customer agreement.

The Company hereby acknowledges that:

▪	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

▪	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

▪	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the opportunity to provide additional clarification concerning the comments raised in your correspondence and to improve overall disclosure in our future filings with the Commission. If you have additional questions or comments, please contact Ron Hundzinski at 248-754-0851.

Very truly yours,

/s/ Ronald T. Hundzinski
Ronald T. Hundzinski
Vice President and Controller
Principal Accounting Officer

cc:          Robin J. Adams
Executive Vice President, Chief Financial Officer,
And Chief Administrative Officer
(Principal Financial Officer) and Director
BorgWarner Inc.

Mr. Juan M. Migone
Staff Accountant
United States Securities and Exchange Commission